1933 Act File No.: 333-

1940 Act File No.: 811-21429

CIK No.: 1613863

Securities and Exchange Commission

Washington, D.C. 20549

Registration statement

on

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust	Smart Trust, Tax-Advantaged Growth & Income Trust,
Series 5

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust.

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐  Check box if it is proposed that this filing will become effective on _______, 2014 at _____ pursuant to Rule 487.

______________________________________________________________________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated July 16, 2014

Hennion & Walsh, Inc.

Smart Trust, Tax-Advantaged Growth & Income Trust, Series 5

The attached final prospectus for a prior Smart Trust series is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Smart Trust, Tax-Advantaged Growth & Income Trust, Series 4 (Registration No. 333-194353) as filed on April 15, 2014 which shall be used as a preliminary prospectus for the current series of the fund.)

Bonding Arrangements

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

Undertakings

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

99.1.1	Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below (to be filed by amendment).
99.1.1.1	Trust Indenture and Agreement (filed as Exhibit 1.1.1. to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 of Smart Trust, Smart Ten Trust, Series 1 on January 22, 2004, and incorporated herein by reference).
99.1.3.5	Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
99.1.3.6	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
99.3.1	Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).
99.3.2	Opinion and consent of counsel as to the federal income and New York tax status of securities being registered (to be filed by amendment).
99.3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
99.4.3	Consent of independent registered public accounting firm (to be filed by amendment).
99.11.0	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on July 16, 2014.

Smart Trust, Tax-Advantaged Growth & Income Trust, Series 5, Registrant

By Hennion & Walsh, Inc., Depositor

By                 /s/ KEVIN D. MAHN

Kevin D. Mahn

Authorized Signator

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 16, 2014 by the following persons in the capacities indicated.

By                   /s/ WILLIAM W. WALSH

William W. Walsh

President, Treasurer and Director

By                  /s/ RICHARD HENNION

Richard Hennion

Vice President, Secretary and Director

By                      /s/ DEBBIE WILLIAMS

Debbie Williams

Chief Financial Officer